Filed pursuant to Rule 253(g)(2)

File No. 024-12506

SUPPLEMENT NO. 1 DATED APRIL 2, 2025

TO OFFERING CIRCULAR DATED NOVEMBER 1, 2024

4100 WEST ALAMEDA AVENUE, 3RD FLOOR

BURBANK, CALIFORNIA 91505

800-317-2200

EXPLANATORY NOTE

This Supplement No. 1 to the Offering Circular should be read in conjunction with the Offering Circular dated November 1, 2024 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular can be found HERE.

StartEngine Crowdfunding, Inc. (the “company”) has recently filed its annual report on Form 10-K, which contains more recent information on the company, including audited financial statements for the fiscal year ending on December 31, 2024. The Form 10-K can be found HERE.